UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 26, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

26 November 2003

Coles Myer earnings guidance

Coles Myer's underlying full year earnings were expected to rise by 20-23% to $548-$558 million during financial year 2004, CEO John Fletcher told the Annual General Meeting in Melbourne today.

Mr Fletcher said that net of supply chain implementation costs, this would mean earnings in line with market expectations of $520-$530 million, subject to satisfactory Christmas trading conditions.

Mr Fletcher told shareholders that Group sales in the second quarter to last weekend were up by 12.1%. In Food & Liquor, comparative store sales were strengthening, in line with expectations, and this trend was expected to continue as the Coles Express fuel offer was launched in New South Wales, the ACT and Tasmania on 1 December.

"It has been a good start to the year," he said.

With the underlying performance of the Group now clearly improving, Coles Myer was in a position to reinvest in its business for the long-term.

The five-year transformation of Coles Myer's information technology systems and supply chain would incur net cost in the early stages to reap benefits which would increase as the change progressed.

"We have previously flagged to the market a net annual cost of $40 million before tax for the initial stage of the supply chain transformation, the very significant benefits from which will flow in future years," Mr Fletcher said.

"Having said that, we are committed to delivering significant annual earnings improvement even after the $40 million before tax.

"We are committed to unlocking the full potential of our combined businesses for our customers and for you, our shareholders, for the first time in Coles Myer's history," Mr Fletcher said.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521